Mail Stop 3561

September 14, 2007

Mr. Corrado De Gasperis
Chief Executive Officer
Symmetry Holdings Inc.
28 West 44th Street, 16th Floor
New York, New York 10036

      **Re:**    **Symmetry Holdings Inc.**
              **Amendment No. 1 to Preliminary Proxy Statement on**
              **Schedule 14A**
              **Filed August 17, 2007**
              **File No. 001-33342**

Dear Mr. De Gasperis:

We have limited our review of your filing to those issues we have addressed in our comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.      If you add to or delete any material information from the proxy statement in any subsequent amendment that is not in response to a staff comment, please briefly identify those changes and their purpose in your response letter.

2.      Please revise pages 1, 2 ("what is being voted on?") and 10 to explain in greater detail the acquisition. We note that Novamerican stockholders will receive $56.00 in cash per share which equals a gross purchase price of $585.2 million. Please explain how the purchase price will be paid to the shareholders of Novamerican. Explain how the gross amount in excess of the $494.2 million will be paid to the Novamerican shareholders.

3.      We note your response to comment two of our letter dated August 13, 2007 and we reissue in part our prior comment. We note that the company will finance a substantial portion of the purchase price with debt financing. Please revise the first full risk factor on page 26 to discuss the cash flows available to the company to make these payments based on your most recent statement of cash flows.

Summary of the Material Terms of the Acquisition, page 1

4.      Please briefly discuss the special dividend.

Questions and Answers About the Acquisition Proposal, page 2

"What vote is required in order to approve the acquisition approval?" page 3

5.      Please disclose the number of shares outstanding.

"How is Symmetry paying for the acquisition?" page 4

6.      In footnote (h), please clarify that Novamerican's long-term debt was $0, if appropriate.

"Did any of Symmetry's officers or directors purchase securities in or after its initial public offering?" page 5

7.      Please disclose here or in a separate question and answer, whether officers and directors of the company intend to purchase additional units or shares of common stock from the company or from persons in the open market or private transactions prior to the vote upon the business combination. If such persons do intend to make purchases, please discuss how the purchases may impact their ability to influence the outcome of matters requiring stockholder approval, such as

a business combination.  If such persons do not currently intend to make such purchases, please disclose the factors that they would consider to make additional purchases.

"What happens if the acquisition is not consummated?" page 7

8.      We note your response to comments 19 and 20 of our previous letter.  It appears that the dissolution process is a separate issue if the acquisition is not consummated since Symmetry will continue to search for a business to acquire.  Thus, the disclosure regarding the dissolution process could be more clearly presented if it were under a separate question and answer.

9.      We note the additional disclosure on page 9 that, "As Novamerican did not execute a release … against the trust account of its potential claim against Symmetry for the reverse break fee, Symmetry's officers will indemnify if for such claim to the amount by which such claim actually reduces the funds held in the trust account."  This disclosure could be more clearly presented if discussed in relation to the break fee to be paid from the trust account on page 7.

The Acquisition Proposal, page 41

Background of the Acquisition, page 41

10.     We note your response to comment 30 of our letter.  Please clarify whether the non-disclosure agreements referred to at the top of page 43 are with entities other than Novamerican.

Symmetry's Reasons for the Acquisition and Recommendation of the Symmetry Board, page 46

Attractive Valuation, page 47

11.     We note your response to comment 36 of our letter.  Please explain the statement "The facilities have no scheduled amortization until the ABL Facility matures in 2012, and the Senior Notes/Bridge Facility matures in 2015."

Discounted Cash Flow Analysis, page 50

12.     Please explain whether the company considered the debt financing in its discounted cash flow analysis.

Debt Financing, page 52

13.     We note Exhibit A "Project Loan Star …" to Exhibit 10.1 of the company's 10-Q
        for the period ended June 30, 2007.  Please discuss in greater detail in the proxy
        statement, the borrowers under the loan commitment letter.  Please discuss in
        more detail the corporate structure and disclose the affiliate of the "US Borrower"
        that will pay the shareholders of Novamerican the cash consideration equal to
        US$585,200,000.  We may have further comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations
of Novamerican, page 67

Liquidity and Capital Resources, pages 70

14.     Please discuss in greater detail the effect that the additional debt will have upon
        the company's liquidity as required by Item 303(a) of Regulation S-K.  Please
        discuss Novamerican's recent cash flows and its ability to meet existing and
        reasonably likely cash requirements, e.g., payments upon the additional debt.  The
        disclosure should also focus on their available resources to satisfy those cash
        requirements.  In addition, the disclosure should include the impact that the debt
        covenants may have on their ability to undertake additional debt or equity
        financing, e.g., debt incurrence restrictions.  In an effort to assist you in this
        regard, please refer to the Commission Guidance Regarding Management's
        Discussion and Analysis of Financial Condition and Results of Operations,
        Release Nos. 33-8350 (December 19, 2003) at
        http://www.sec.gov/rules/interp/33-8350.htm.  The company may want to revise
        Symmetry's MD&A section as applicable.

Annexes

15.     Please include the loan commitment letter, along with its exhibits, as an annex to
        the proxy statement and any other material agreements to the business
        combination.

Closing comments

As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Ronald E. Alper at 202-551-3329, or Thomas Kluck, who supervised the review of your filing, at (202) 551-3233, with any questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth
Companies

cc:     Todd Mason, Esq.
        Fax: 212-983-3115
        Karen Narwold, Esq.
        Fax: 646-429-1541
            302-778-2956